SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)

                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
                       ----------------------------------
                            (Name of Subject Company)

                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
                       ----------------------------------
                        (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                    846396109
                                    ---------
                      (CUSIP Number of Class of Securities)

                                JAMES D. FERGUSON
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
                           70 COMMERCE CENTER (29615)
                              POST OFFICE BOX 5231
                        GREENVILLE, SOUTH CAROLINA 29606
                                 (864) 288-8877
                                 --------------

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)


|X|   CHECK  THE  BOX  IF  THE   FILING   RELATES   SOLELY  TO   PRELIMINARY
      COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

                            [Span-America letterhead]


Contact:           James D. Ferguson
                   President and Chief Executive Officer
                   (864) 288-8877, ext. 212

                                                         For immediate release.

         SPAN-AMERICA BOARD REJECTS JUNE 3, 2003 DEMANDS OF JERRY ZUCKER

GREENVILLE, S.C. - (June 11, 2003) -- Span-America Medical Systems, Inc. (Nasdaq: SPAN) announced that today its Board of Directors rejected the demand by Jerry Zucker in his June 3, 2003 letter to the Board that the Board redeem the stock purchase rights issued under the Company's March 24, 2003 Amended and Restated Shareholder Rights Agreement and amend the Company's bylaws to "opt out" of Article I of Chapter 2 of Title 35 of the South Carolina Code of Laws of 1976, as amended (sometimes referred to as the "Control Share Acquisitions Act"). The Board is sending the following letter to Mr. Zucker in response to his demand.


     June 11, 2003

     Via Air Courier

     Mr. Jerry Zucker
     4838 Jenkins Avenue
     P.O. Box 5205
     North Charleston, SC  29405

     Dear Mr. Zucker:

     We have received your letter of June 3, 2003 addressed to the Board of Directors of Span-America Medical Systems, Inc.

     A special committee of independent members of the Board and the Board as a whole have carefully considered the matters raised by your letter. The Committee and the Board have unanimously concluded that the best interests of the Company's shareholders are furthered by the Company remaining independent and continuing under its current business plan. The tender offer that your letter indicates you are contemplating does not change the Committee's and the Board's conclusion that a current sale of the Company is not in the shareholders' best interests.

     You should understand that the Company's Board of Directors takes its fiduciary duty to act in the best interests of the Company and its shareholders very seriously. We are fully committed to maximizing long-term value for our shareholders. After extensive review of our business and financial plans, as well as a careful study of an independent third party valuation of the Company and our prospects for continued growth in revenues and profitability in the future, the Board has unanimously concluded that the best way to maximize value for our shareholders is through the continued implementation of the Company's long-term business plan as an independent company.

     By reason of these determinations, the Committee and the Board have unanimously decided that it would not be in the best long-term interest of the Company and its shareholders to redeem the rights under the Company's Amended and Restated Shareholder Rights Agreement, dated as of March 24, 2003, or to take any action in respect of Article 1 of Chapter 2 of Title 35 of the 1976 Code of Laws of South Carolina, as amended.

     Thank you for your interest in our Company.

     Sincerely,

     /s/ Thomas D. Henrion

     Thomas D. Henrion
     Chairman of the Board


About Span-America Medical Systems, Inc.
----------------------------------------

Span-America manufactures and markets a comprehensive selection of pressure management products for the medical market, including Geo-Matt(R), PressureGuard(R), Geo-Mattress(R), Span+Aids(R), Isch-Dish(R), and Selan(R) products. The Company also supplies custom foam and packaging products to the consumer and industrial markets. Span-America's stock is traded on The Nasdaq Stock Market's National Market under the symbol SPAN.


Forward-Looking Statements
--------------------------

The Company has made forward-looking statements in this release, regarding management's expectations for future revenue growth and profitability. Management wishes to caution the reader that these statements are only predictions. Actual events or results may differ materially as a result of risks and uncertainties facing the Company including: (a) the loss of a major distributor of the Company's medical or custom products, (b) inability to achieve anticipated sales volumes of medical or custom products, (c) raw material cost increases, (d) changes in relationships with large customers, (e) the inability to achieve sales and cost targets for the Secure I.V. product line, (f) the impact of competitive products and pricing, (g) government reimbursement changes in the medical market, (h) FDA regulation of medical device manufacturing, and other risks referenced in the Company's Securities and Exchange Commission filings. The Company disclaims any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Span-America Medical Systems, Inc. is not responsible for changes made to this document by wire services or Internet services.